Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At June 30, 2024 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria outlined in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2024 were approved by the Board of Directors and signed on its behalf on August 12, 2024.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended		Six months ended
		June 30,		June 30,
Unaudited	Note	2024	2023	2024	2023

Revenue		50,107	37,031	88,635	66,466
Royalty		(2,475)	(1,963)	(4,409)	(3,443)
Production costs	6	(20,460)	(20,726)	(39,420)	(40,576)
Depreciation	13	(4,239)	(3,409)	(8,058)	(5,664)
Gross profit		22,933	10,933	36,748	16,783
Net foreign exchange loss	7	(2,014)	(3,610)	(6,153)	(2,077)
Administrative expenses	8	(3,664)	(3,183)	(6,275)	(9,122)
Net derivative financial instrument expense		(174)	(54)	(476)	(488)
Equity-settled share-based expense	9.2	(305)	(221)	(506)	(331)
Cash-settled share-based expense	9.1	(4)	9	(57)	(271)
Other expenses	10	(664)	(1,461)	(1,264)	(2,099)
Other income		185	168	349	186
Operating profit		16,293	2,581	22,366	2,581
Finance income	11	3	4	9	9
Finance cost	11	(797)	(1,061)	(1,529)	(1,833)
Profit before tax		15,499	1,524	20,846	757
Tax expense		(5,151)	(1,273)	(7,681)	(4,775)
Profit (loss) for the period		10,348	251	13,165	(4,018)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		178	(330)	34	(699)
Total comprehensive income for the period		10,526	(79)	13,199	(4,717)

Profit (loss) attributable to:
Owners of the Company		8,429	(513)	10,560	(5,542)
Non-controlling interests		1,919	764	2,605	1,524
Profit (loss) for the period		10,348	251	13,165	(4,018)

Total comprehensive income attributable to:
Owners of the Company		8,607	(843)	10,594	(6,241)
Non-controlling interests		1,919	764	2,605	1,524
Total comprehensive income for the period		10,526	(79)	13,199	(4,717)

Earnings (loss) per share
Basic earnings (loss) per share ($)		0.43	(0.01)	0.53	(0.31)
Diluted earnings (loss) per share ($)		0.43	(0.01)	0.53	(0.31)

The accompanying notes on pages 6 to 28 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		June 30,	December 31,
As at	Note	2024	2023

Assets
Exploration and evaluation assets	12	94,536	94,272
Property, plant and equipment	13	181,027	179,649
Deferred tax asset		180	153
Total non-current assets		275,743	274,074

Income tax receivable		274	1,120
Inventories	14	20,401	20,304
Derivative financial assets		20	88
Trade and other receivables	15	7,882	9,952
Prepayments	16	5,287	2,538
Cash and cash equivalents	17	15,412	6,708
Assets held for sale	18	13,484	13,519
Total current assets		62,760	54,229
Total assets		338,503	328,303

Equity and liabilities
Share capital	19	165,188	165,068
Reserves		138,445	137,819
Retained loss		(57,985)	(63,172)
Equity attributable to shareholders		245,648	239,715
Non-controlling interests		26,326	24,477
Total equity		271,974	264,192

Liabilities
Deferred tax liabilities		5,381	6,131
Provisions	20	9,416	10,985
Loans and borrowings		2,033	–
Loan notes - long term portion	21	8,238	6,447
Cash-settled share-based payment - long term portion	9.1	190	374
Lease liabilities - long term portion		22	41
Total non-current liabilities		25,280	23,978

Cash-settled share-based payment - short term portion	9.1	454	920
Income tax payable		4,152	10
Lease liabilities - short term portion		114	167
Loan notes - short term portion	21	855	665
Trade and other payables	22	18,803	20,503
Overdraft and term loans	17	16,778	17,740
Liabilities associated with assets held for sale	18	93	128
Total current liabilities		41,249	40,133
Total liabilities		66,529	64,111
Total equity and liabilities		338,503	328,303

The accompanying notes on pages 6 to 28 are an integral part of these consolidated financial statements.

3

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity- settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared		-	-	-	-	(6,066)	(6,066)	(1,512)	(7,578)
Share-based payments:
- Shares issued on settlement of incentive plan awards	9.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	9.2	-	-	-	331	-	331	-	331
Shares issued:
- Equity raise (net of transaction cost)	19	15,658	-	-	-	-	15,658	-	15,658
- Bilboes acquisition		65,677	-	-	-	-	65,677	-	65,677
Total comprehensive income:		-	-	-	-	-
(Loss) profit for the period		-	-	-	-	(5,542)	(5,542)	1,524	(4,018)
Other comprehensive income for the period		-	(699)	-	-	-	(699)	-	(699)
Balance at June 30, 2023		165,157	(10,486)	132,591	15,328	(61,830)	240,760	22,421	263,181

Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(63,172)	239,715	24,477	264,192
Transactions with owners:
Dividends declared*		-	-	-	-	(5,373)	(5,373)	(756)	(6,129)
Share-based payments:
- Shares issued on settlement of incentive plan awards	9.1	83	-	-	-	-	83	-	83
- Equity-settled share-based expense	9.2	-	-	-	592	-	592	-	592
Shares issued:
- Options exercised	19	37	-	-	-	-	37	-	37
Total comprehensive income:
Profit for the period		-	-	-	-	10,560	10,560	2,605	13,165
Other comprehensive income for the period		-	34	-	-	-	34	-	34
Balance at June 30, 2024		165,188	(10,375)	132,591	16,229	(57,985)	245,648	26,326	271,974
	Note	19

*	Dividends of $2.7 million declared on January 2, 2024 were paid on January 26, 2024. Dividends of $2.7 million declared on March 27, 2024 were paid on April 26, 2024. Dividends to NCI declared and accrued for during the period amounted to $756. $259 of the NCI dividends declared during 2023 was paid during the period.

The accompanying notes on pages 6 to 28 are an integral part of these consolidated financial statements.

4

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023

Cash inflow from operations	23	20,988	2	27,523	666
Interest received		3	4	9	9
Finance costs paid	25	(710)	(1,231)	(1,283)	(1,431)
Tax paid	25	(1,195)	(1,001)	(2,276)	(2,346)
Net cash inflow (outflow) from operating activities		19,086	(2,226)	23,973	(3,102)

Cash flows used in investing activities
Acquisition of property, plant and equipment	25	(6,897)	(6,009)	(10,638)	(10,602)
Acquisition of exploration and evaluation assets	12	(733)	(139)	(1,163)	(283)
Acquisition of put options		(168)	(811)	(408)	(811)
Net cash used in investing activities		(7,798)	(6,959)	(12,209)	(11,696)

Cash flows from financing activities
Dividends paid	25	(2,912)	(2,893)	(5,632)	(5,317)
Payment of lease liabilities		(38)	(35)	(75)	(72)
Shares issued – equity raise (net of transaction cost)	19	–	4,834	–	15,658
Proceeds from loans and borrowings		2,032	–	2,032	–
Loan notes - Motapa payment		–	(1,288)	–	(6,687)
Loan notes - solar bond issue receipts (net of transaction cost)	21.1	1,939	2,500	1,939	7,000
Net cash from (used in) financing activities		1,021	3,118	(1,736)	10,582

Net increase (decrease) in cash and cash equivalents		12,309	(6,067)	10,028	(4,216)
Effect of exchange rate fluctuations on cash and cash equivalents		485	(30)	(362)	(187)
Net cash and cash equivalents at the beginning of the period		(14,160)	3,190	(11,032)	1,496
Net cash and cash equivalents at the end of the period		(1,366)	(2,907)	(1,366)	(2,907)

The accompanying notes on pages 6 to 28 are an integral part of these consolidated financial statements.

5

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2024 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals in Zimbabwe.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntarily delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2023.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

•	equity-settled share-based payment arrangements measured at fair value on the grant date; and

•	derivative financial assets measured at fair value.

(c)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollar (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise.

6

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. Key accounting assumptions, estimates and judgements applied in the preparation of the unaudited condensed consolidated interim annual financial statements are consistent with those applied in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2023.

4	Material accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2023. In addition, the accounting policies have been applied consistently throughout the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

7

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

8

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest & NCI	NCI subject to facilitation	Balance of facilitation loan #
USD	Shareholding	recognised	loan	June 30, 2024	December 31, 2023
NIEEF	16%	3.2%	12.8%	8,096	8,489
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	- *	- *	4,594	4,908
	36%	13.2%	12.8%	12,690	13,397

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2024	2023

Balance at January 1	13,397	15,026
Interest incurred	237	259
Dividends used to repay loan	(944)	(1,888)
Balance at June 30	12,690	13,397

6	Production costs

	2024	2023

Blanket Mine	37,839	33,046
Salaries and wages	14,953	12,459
Consumable materials	12,381	11,544
Electricity costs	7,014	5,812
Safety	548	554
Share-based expense (note 9)	145	386
On mine administration	1,971	1,472
Security	570	523
Solar operations and maintenance services	173	198
Pre-feasibility exploration costs	84	98

Bilboes	1,581	7,530
Salaries and wages	569	1,774
Consumable materials	374	4,742
Electricity costs	185	425
Share-based expense (note 9)	7	–
On mine administration	446	589

	39,420	40,576

9

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

7	Net foreign exchange (loss) gain

The RTGS$ devalued from RTGS$ 6,104: USD1 on December 31, 2023 to RTGS$ 22,055: USD1 on March 31, 2024 and RTGS$ 30.674:USD1 on April 5, 2024. The significant and accelerating rate of devaluation in the RTGS$ led the Reserve Bank of Zimbabwe (“RBZ”) to introduce a new currency which is referred to as the “ZiG” on April 5, 2024.

According to the 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024, the ZiG is a structured currency which is anchored by a composite basket of foreign currency and precious metals (mainly gold) held as reserves for this purpose by the RBZ. The ZiG replaced the RTGS$ with immediate effect and was introduced at an official rate of ZiG13.56:US$1 on April 5, 2024. On the same date, all RTGS$ balances were translated from RTGS$ to ZiG using an exchange rate of ZiG1: RTGS$ 2,499. The ZiG co-circulates with other foreign currencies in the economy. The retention threshold on gold receipts remained unchanged: gold producers will continue to receive 75% of their revenues in US dollars and the balance in local currency i.e. the ZiG.

The ZiG has been much more stable on the formal market to the US Dollar since its introduction, compared to the RTGS$. The ZiG closed at an official ZiG13.70:US$1 on June 30, 2024. All conversions were performed at the official rate.

The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2024				2023
	ZiG	RTGS$	Other	Total	ZiG	RTGS$	Other	Total

Unrealised foreign exchange (losses) gains	(27)	728	(62)	639	–	3,221	762	3,983
Taxation foreign exchange gains (including VAT)	145	1,021	–	1,166	–	3,379	–	3,379
Other unrealised foreign exchange (losses) gains	(172)	(293)	(62)	(527)	–	(158)	762	604

Realised foreign exchange (losses) gains	(73)	(6,706)	(13)	(6,792)	–	(6,091)	31	(6,060)
Bullion sales receivable foreign exchange gains (losses)	51	(1,824)	–	(1,773)	–	(2,360)	–	(2,360)
Cash and cash equivalents foreign exchange losses	(81)	(1,731)	(13)	(1,825)	–	(874)	(23)	(897)
Taxation foreign exchange losses (including VAT)	(23)	(1,984)	–	(2,007)	–	(1,242)	–	(1,242)
Trade and other payables foreign exchange (losses) gains	(20)	(1,167)	–	(1,187)	–	(1,615)	54	(1,561)

Net foreign exchange (losses) gains	(100)	(5,978)	(75)	(6,153)	–	(2,870)	793	(2,077)

10

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

7	Net foreign exchange (loss) gain (continued)

Sensitivity analysis

A strengthening or weakening of the ZiG to the US Dollar exchange rate will affect the cash flows, profit or loss and financial position (in USD) as indicated below, assuming all other variables remain constant for the period to June 30, 2024 or on the date as applicable.

	ZiG weakening by 10%	ZiG strengthening by 10%

Consolidated statement of financial position:
Cash and cash equivalents	2,874	3,513
Bullion sales receivable	1,421	1,736
VAT receivables	1,436	1,755
Trade and other receivables	1,822	2,227
Trade and other payables	(87)	(106)
Income tax payable	(1,083)	(1,324)

Consolidated statement of profit or loss and other comprehensive income:
Foreign exchange (losses) gains	(638)	975

8	Administrative expenses

	2024	2023

Investor relations	237	322
Audit fee	134	139
Advisory services fees	782	3,823
Listing fees	321	592
Directors fees – Company	346	301
Directors fees – Blanket	34	30
Employee costs	3,350	2,815
Other office administration cost	100	247
Information technology and communication cost– Group related	128	84
Director and management liability insurance	461	414
Travel costs	382	355
	6,275	9,122

11

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments

9.1	Cash-settled share-based payments
(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is an 80%-100% probability that the performance conditions will be met and therefore an 80%-100% (2023: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at June 30, 2024 amounted to $644 (December 31, 2023: $1,294). Included in the liability as at June 30, 2024 is an amount of $67 (2023: $386) that was expensed and classified as production costs; refer to note 6.

12

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The cash-settled share-based expense for PUs for the period amounted to $57 (2023: $271). During the period PUs to the value of $83 were settled in share capital (net of employee tax) (2023: $351) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	June 30, 2024	December 31, 2023
	PUs	PUs
Risk free rate	4.36%	3.88%
Fair value (USD)	9.72	12.20
Share price (USD)	9.72	12.20
Performance multiplier percentage	80-100%	93-100%
Volatility	0.83	0.90

Share units granted:	PUs	PUs
Grant - January 11, 2021	35,341	56,244
Grant - May 14, 2021	482	964
Grant - June 1, 2021	375	1,310
Grant - June 14, 2021	199	398
Grant - September 6, 2021	229	458
Grant - September 20, 2021	230	460
Grant - October 1, 2021	508	1,016
Grant - October 11, 2021	225	450
Grant - November 12, 2021	923	1,846
Grant - December 1, 2021	225	900
Grant - January 11, 2022	41,386	75,198
Grant - January 12, 2022	556	825
Grant - May 13, 2022	1,894	2,040
Grant - June 1, 2022	–	1,297
Grant - July 1, 2022	1,899	2,375
Grant - October 1, 2022	1,800	2,024
Grant - April 7, 2023	73,464	79,521
Grant - May 15, 2023	–	581
Grant - June 1, 2023	617	617
Grant - June 7, 2023	572	572
Grant - August 10, 2023	5,514	5,514
Grant - September 1, 2023	1,617	1,617
Grant - October 3, 2023	14,258	14,258
Grant - April 8, 2024	169,141	–
Grant - June 10, 2024	1,406	–
Grant - June 17, 2024	1,155	–
Settlements/ terminations	(95,571)	(68,171)
Total awards outstanding	258,445	182,314

13

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Equity-settled share-based payments
(a)	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at June 30, 2024 amounted to $414 (2023: $331). An amount of $85 (2023: $Nil) was expensed and classified as production costs; refer to note 6.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	January 24, 2022	April 7, 2023	April 8, 2024	May 13, 2024
Number of units - remaining at reporting date	113,693	80,773	125,433	14,771
Share price (USD) - grant date	11.50	16.91	10.91	10.29
Fair value (USD) - grant date	10.15	15.33	9.53	10.02
Performance multiplier percentage at grant date	100%	100%	100%	100%

(b)	Equity Restricted Share Units

RSUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the RSUs agreement given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.

14

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Equity-settled share-based payments (continued)
(b)	Equity Restricted Share Units (continued)

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	May 13, 2024
Vesting date	September 30, 2024
Number of units - remaining at reporting date	26,404
Share price (USD) - grant date	10.29
Fair value (USD) - grant date	10.02
Performance multiplier percentage at grant date	100%

The equity-settled share-based expense for ERSUs as at June 30, 2024 amounted to $92 (2023: $Nil).

10	Other expenses

	2024	2023

Intermediated Money Transaction Tax*	528	666
Community and social responsibility cost	736	582
Impairment of property, plant and equipment (note 13)	–	851
	1,264	2,099
*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means and ranges from 1% to 2% per transaction performed in Zimbabwe.

11	Finance income and finance cost

	2024	2023

Finance income received - Bank	9	9

Unwinding of rehabilitation provision (note 20)	198	36
Finance cost - Leases	5	11
Finance cost - Overdraft and short term loans	864	977
Finance cost - Solar loan notes payable (note 21.1)	395	197
Finance cost - Motapa loan notes payable	–	612
Finance cost – Loans and borrowings	67	–
	1,529	1,833

15

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

12	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2023	–	7,844	5,626	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold	73,198	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,466	152	–	–	–	–	1,618
Exploration costs:
- Consumables and drilling	–	903	102	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	488
- Power	–	–	7	–	–	–	–	7
- Other	375	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment*	–	(899)	–	–	–	–	–	(899)
Exploration costs:
- Consumables and drilling	–	558	2	–	–	–	–	560
- Contractor	–	–	5	–	–	–	–	5
- Labour	–	285	–	51	–	–	–	336
- Power	–	2	2	–	–	–	–	4
- Other	191	67	–	–	–	–	–	258
Balance at June 30, 2024	73,764	10,605	6,007	3,774	294	27	65	94,536
*	After further review of the Motapa claims the old tailings storage facility, previously included in the rehabilitation liability, was not within the Caledonia owned claims area. The tailing storage facility was therefore excluded from the rehabilitation liability footprint.

16

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total

Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124
Additions*	–	–	128	8,841	429	38	–	–	9,436
Reallocations between asset classes	–	–	13,409	(12,412)	(997)	–	–	–	–
Foreign exchange movement	–	1	–	–	–	2	–	–	3
Balance at June 30, 2024	16,686	502	131,935	32,057	70,877	1,901	3,605	–	257,563
*	Included in additions is the change in estimate for the decommissioning asset of ($868) (2023: $1,962) due to change in the Life of Mine (“LoM”) estimate to 2041.
&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. From September 28, 2023 the solar plant is classified as held for sale.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (which owns the solar plant) to issue loan notes pursuant to a loan note instrument (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. Refer to note 21.1 for more information on these loan notes.

17

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475
Depreciation for the period	557	62	3,488	46	3,701	87	117	–	8,058
Foreign exchange movement	–	1	–	–	–	2	–	–	3
Balance at June 30, 2024	9,919	408	21,294	832	39,521	1,344	3,218	–	76,536

Carrying amounts
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649
At June 30, 2024	6,767	94	110,641	31,225	31,356	557	387	–	181,027

18

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

14	Inventories

	2024	December 31, 2023

Consumable stores*	19,437	18,001
Gold in progress @	964	2,303
	20,401	20,304
*	Included in consumables stores is an amount of ($1,793) (December 31, 2023: ($1,793)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use.
@	Gold work in progress balance as at June 30, 2024 consists of 1,066 ounces (December 31, 2023: 3,057 ounces).

15	Trade and other receivables

	2024	December 31, 2023

Bullion sales receivable	3,844	5,403
VAT receivables	3,612	4,259
Deposits for stores, equipment and other receivables	426	290
	7,882	9,952

The carrying value of trade and other receivables are considered a reasonable approximation of fair value are due to the short term nature of the receivables. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no doubtful debt on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. The Company allocated the VAT receivables equating to $1.8 million in the period against liabilities due for the period Quarterly Payment Dates (“QPD’s”) administrated by the Zimbabwe Revenue Authority.

16	Prepayments

	2024	December 31, 2023

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	681	527
Blanket Mine third party suppliers - USD	1,482	808
Blanket Mine third party suppliers - ZiG	2,947	–
Blanket Mine third party suppliers - RTGS$	–	938
Other prepayments	177	265
	5,287	2,538

19

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

17	Cash and cash equivalents

	2024	December 31, 2023

Bank balances	15,412	4,252
Restricted cash	–	2,456
Cash and cash equivalents	15,412	6,708
Bank overdrafts and short term loans used for cash management purposes	(16,778)	(17,740)
Net cash and cash equivalents	(1,366)	(11,032)

	Loan initiated	Expiry	Repayment term	Principal value	Balance drawn at June 30, 2024	Undrawn amount at June 30, 2024
Overdraft facilities and term loans
Stanbic Bank - ZiG denomination	Sep-2023	Sep-2024	On demand	ZiG 6.5 million	ZiG Nil	ZiG 6.5 million
Stanbic Bank - USD denomination	Sep-2023	Sep-2024	On demand	$4 million	$3.4 million	$0.6 million
CABS Bank – USD denomination&	Aug-2023	Jul-2024	On demand	$2 million	$1.9 million	$0.1 million
CABS Bank– USD denomination*	Mar-2024	Mar-2027	On demand	$3 million	$3 million	$Nil million
Ecobank - USD denomination	Mar-2024	Feb-2025	On demand	$4 million	$4 million	$Nil million
Nedbank Zimbabwe - USD denomination	Apr-2024	Apr-2025	On demand	$7 million	$4.5 million	$2.5 million
Total USD				$20 million	$16.8 million	$3.2 million

*	Included in Loans and borrowing is a term loan from CABS that is repayable over three years.
&	$2 million CABS Bank USD denominated loan expiring in July 2024 was fully repaid.

18	Assets and liabilities associated with assets held for sale

	2024	December 31, 2023
Non-current assets held for sale
Solar plant	13,484	13,519

Liabilities associated with assets held for sale
Site restoration liability	93	128

20

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

18	Assets and liabilities associated with assets held for sale (continued)

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board approved management to negotiate the sale of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value of the carrying amount as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

The change in estimate for the liability held for sale is due to the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

19	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2023	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 9.1(a))	24,389	351
- equity raise	1,207,514	15,569
- Bilboes Gold Limited acquisition	5,123,044	65,677
December 31, 2023	19,188,073	165,068
Shares issued:
- share-based payment - employees (note 9.1(a))	6,787	83
- options exercised*	5,000	37
June 30, 2024	19,199,860	165,188

*	A consultant of Caledonia signed his option exercise notice on June 14, 2024 to purchase 5,000 shares at the exercise price of $7.35 per option share. The shares were issued on July 5, 2024 when his payment was received in the bank account of Caledonia.

21

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

20	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalised in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost is amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provision	June 30, 2024	December 31, 2023

Blanket Mine
Balance January 1	4,766	2,823
Unwinding of discount (note 11)	198	109
Change in estimate (Blanket) (note 13)*	(868)	1,834
Balance	4,096	4,766

Motapa, Maligreen and Bilboes
Balance January 1	6,219	135
Change in estimate (Motapa) (note 12)@	(899)	1,466
Change in estimate (Maligreen) (note 12)	–	152
Acquisition - Bilboes	–	4,466
Balance	5,320	6,219

Total balance	9,416	10,985

Current	–	–
Non-current	9,416	10,985
	9,416	10,985

*	The change in estimate is due to the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and it is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).
@	After further review of the Motapa claims the old tailings storage facility, previously included in the rehabilitation liability, is not within the Caledonia claims area. The Tailing storage facility was subsequently excluded from the rehabilitation liability footprint.

The discount rate in calculating the present value of the Blanket Mine provision is 4.61% (2023: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.37% inflation (2023: 2.40%). The gross rehabilitation costs, before discounting, amounted to $5,950 (2023: $5,629) for Blanket Mine as at June 30, 2024.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at June 30, 2024, amounted to $4,466 (2023: $4,466) for Bilboes Holdings, $567 (2023: $1,466) for Motapa and $287 (2023: $287) for Maligreen.

22

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

21	Loan notes

Loan notes - finance costs		2024	2023

Solar loan notes	21.1	395	197
Motapa loan notes		–	612
		395	809

Loan notes - financial liabilities		2024	December 31, 2023

Solar loan notes	21.1	9,093	7,112
		9,093	7,112

Current		855	665
Non-current		8,238	6,447
		9,093	7,112

21.1	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry a fixed interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $9 million of bonds were in issue at the date of approval of these financial statements. $7 million of bonds were issued to Zimbabwean registered commercial entities. Subsequently, these bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a subsidiary of the Company.

A summary of the bonds is as follows:

	2024	December 31, 2023
Balance January 1	7,112	–
Amounts received	2,000	7,000
Transaction costs	(61)	(105)
Finance cost accrued	395	549
Finance cost paid	(353)	(332)
Balance	9,093	7,112

Current	855	665
Non-current	8,238	6,447
	9,093	7,112

23

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

22	Trade and other payables

	2024	December 31, 2023

Trade payables	4,222	6,166
Electricity accrual	3,771	2,676
Audit fee	232	395
Dividends due	1,608	1,048
Other payables	1,021	692
Financial liabilities	10,854	10,977

Production and management bonus accrual - Blanket Mine	785	214
Other employee benefits - other	1,613	2,229
Other employee benefits - settlements	–	1,588
Leave pay	3,498	2,655
Bonus provision	70	190
Accruals	1,983	2,650
Non-financial liabilities	7,949	9,526
Total	18,803	20,503

23	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2024	2023

Operating profit	22,366	2,581
Adjustments for:
Impairment of property, plant and equipment (note 13)	–	851
Unrealised foreign exchange gains (note 7)	(639)	(3,983)
Fair value loss on derivative instruments	476	488
Cash-settled share-based expense (note 9.1)	57	271
Share-based expense included in production costs (note 6)	152	386
Cash portion of cash-settled share-based expense	(690)	(1,673)
Equity-settled share-based expense (note 9.2)	506	331
Depreciation (note 13)	8,058	5,664
Cash generated from operations before working capital changes	30,286	4,916
Inventories	(83)	(1,005)
Prepayments	(2,037)	(148)
Trade and other receivables	1,972	894
Trade and other payables	(2,615)	(3,991)
Cash generated from operations	27,523	666

24

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

24	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the six months ended June 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	86,937	–	1,698	–	–	–	88,635
Inter-segmental revenue	–	8,149	–	–	(8,149)	–	–
Royalty	(4,324)	–	(85)	–	–	–	(4,409)
Production costs	(38,161)	(7,338)	(1,581)	–	7,660	–	(39,420)
Depreciation	(8,472)	(67)	–	–	502	(21)	(8,058)
Net foreign exchange (loss) gain	(6,022)	16	(58)	–	(20)	(69)	(6,153)
Administrative expenses	(475)	(1,455)	(21)	(4)	3	(4,323)	(6,275)
Net derivative financial instrument expense	–	–	–	–	–	(476)	(476)
Equity-settled share-based expense	–	–	–	–	–	(506)	(506)
Cash-settled share-based expense	–	–	–	–	–	(57)	(57)
Other expenses	(1,245)	–	(19)	–	–	–	(1,264)
Other income	147	1	1	–	(3)	203	349
Management fee	(1,457)	1,457	–	–	–	–	–
Finance income	–	310	–	–	(1,348)	1,047	9
Finance cost	(1,830)	(4)	(96)	(47)	1,348	(900)	(1,529)
Profit (loss) before tax	25,098	1,069	(161)	(51)	(7)	(5,102)	20,846
Tax expense	(7,218)	(337)	(5)	–	39	(160)	(7,681)
Profit (loss) after tax	17,880	732	(166)	(51)	32	(5,262)	13,165

25

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

24	Operating Segments (continued)

As at June 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-Current (excluding intercompany)	189,863	630	–	92,890	(5,188)	(2,452)	275,743
Current (excluding intercompany, including Assets held for sale)	59,866	2,432	–	683	(1,697)	1,476	62,760
Expenditure on evaluation and exploration assets (note 12)	–	–	–	1,163	–	–	1,163
Expenditure on property, plant and equipment (note 13)	9,857	(26)	–	–	(397)	2	9,436
Assets held for sale (note 18)	13,484	–	–	–	–	–	13,484
Intercompany balances	45,237	17,806	48	–	(115,866)	52,775	–

Segment liabilities:
Current (excluding intercompany)	(35,200)	(2,413)	–	(1,970)	–	(1,666)	(41,249)
Non-current (excluding intercompany)	(20,078)	–	–	(5,033)	43	(212)	(25,280)
Intercompany balances	(16,040)	(35,837)	–	(7,333)	115,866	(56,656)	–

For the six months ended June 30, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	64,152	–	2,314	–	–	–	66,466
Inter-segmental revenue	–	5,832	–	–	(5,832)	–	–
Royalty	(3,327)	–	(116)	–	–	–	(3,443)
Production costs	(32,567)	(5,674)	(7,534)	–	5,199	–	(40,576)
Depreciation	(6,199)	(71)	(21)	–	648	(21)	(5,664)
Net foreign exchange (loss) gain	(2,716)	(138)	(100)	–	(5)	882	(2,077)
Administrative expenses	(83)	(1,578)	(2,059)	–	6	(5,408)	(9,122)
Net derivative financial instrument expense	–	–	–	–	–	(488)	(488)
Equity-settled share-based expense	–	–	–	–	–	(331)	(331)
Cash-settled share-based expense	–	–	–	–	386	(657)	(271)
Other expenses	(1,240)	–	(859)	–	–	–	(2,099)
Other income	43	13	121	–	–	9	186
Management fee	(1,629)	1,629	–	–	–	–	–
Finance income	–	9	–	–	–	–	9
Finance cost	(1,724)	212	(1)	–	–	(320)	(1,833)
Profit (loss) before tax	14,710	234	(8,255)	–	402	(6,334)	757
Tax expense	(4,207)	(125)	(44)	–	(99)	(300)	(4,775)
Profit (loss) after tax	10,503	109	(8,299)	–	303	(6,634)	(4,018)

26

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

24	Operating Segments (continued)

As at June 30, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-Current (excluding intercompany)	192,373	325	–	83,307	(6,822)	103	269,286
Current (excluding intercompany)	31,031	3,570	–	798	(30)	9,236	44,605
Expenditure on evaluation and exploration assets (note 12)	–	–	–	69,837	–	–	69,837
Expenditure on property, plant and equipment (note 13)	22,077	(369)	872	–	(2,023)	(11,438)	9,119
Intercompany balances	43,473	14,351	–	–	(141,193)	83,369	–

Segment liabilities:
Current (excluding intercompany)	(30,290)	(1,793)	–	(55)	–	(4,793)	(36,931)
Non-current (excluding intercompany)	(12,692)	(43)	–	(774)	(17)	(253)	(13,779)
Intercompany balances	(23,322)	(34,542)	–	(6,812)	141,193	(76,517)	–

Major customer

Revenues received from Fidelity amounted to $24,749 (2023: $48,728) for the six months ended June 30, 2024.

The Group has made $63,886 (2023: $17,738) of sales to AEG up to June 30, 2024, representing 29,539 ounces (2023: 9,083 ounces). Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It may allow for the Company to raise debt funding secured against offshore gold sales.

The Bullion trade receivables outstanding have been paid in full, after the period end.

25	Supplemental disclosure of cash flow items

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Finance cost (note 11)	797	1,061	1,529	1,833
Net loan note movements included in Loan notes (note 21)	(85)	145	(43)	(355)
Non cash - Unwinding of rehabilitation provision (note 20)	-	30	(198)	(36)
Non cash - Finance cost on leases	(2)	(5)	(5)	(11)
Finance cost paid	710	1,231	1,283	1,431

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Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Supplemental disclosure of cash flow items (continued)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Tax paid
Opening balance of net income tax payable	22	2,128	(1,110)	1,284
Current tax expense	4,935	1,682	7,544	3,915
Acquisition of Bilboes Gold tax liability (note 5)	-	-	-	10
Foreign currency movement	116	(401)	(280)	(455)
Closing balance of net income tax payable	(3,878)	(2,408)	(3,878)	(2,408)
Tax paid	1,195	1,001	2,276	2,346

Acquisition of property, plant and equipment
Additions (note 13)	5,838	6,008	9,436	9,119
Net property, plant and equipment included in prepayments	656	(77)	662	1,218
Net property, plant and equipment included in trade and other payables	323	137	(328)	294
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 20)	80	(59)	868	(29)
Acquisition of property, plant and equipment	6,897	6,009	10,638	10,602

Dividends paid
Opening balance dividends due	4,481	1,598	1,048	1,883
Dividends declared	-	5,439	6,129	7,578
Dividends declared and outstanding BETS	39	(86)	63	(86)
Closing balance dividends due	(1,608)	(4,058)	(1,608)	(4,058)
Dividends paid	2,912	2,893	5,632	5,317

26	Subsequent events

There were no significant subsequent events between June 30, 2024 and the date of issue of these financial statements other than included in the preceding notes to the condensed consolidated interim financial statements.

Retirements

Caledonia awarded discretionary payments to selected employees over 60 years of age that are expected to result in an expected outflow of $2.4m in fiscal 2024 (excluding Share-based payment awards granted that remained unaffected).

Dividends

Dividends of $2.7 million were declared and paid by the Company during July 2024.

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Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at August 12, 2024

BOARD OF DIRECTORS
J. L. Kelly (2) (3) (5) (7)
Non-executive Director
Connecticut, United States of America

J. Holtzhausen (1) (2) (3) (4) (5)
Chairman Audit Committee
Non-executive Director
Cape Town, South Africa

M. Learmonth (4) (5) (6) (7) Chief Executive Officer
Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)
Non-executive Director
East Molesey, United Kingdom

G. Wildschutt (1) (3) (5) (7)
Non-executive Director Johannesburg, South Africa

G. Wylie (1) (2) (3) (4) (5)
Non-executive Director
Malta, Europe

V. Gapare (4) (5) (7)
Executive Director
Harare, Zimbabwe

T. Gadzikwa (1) (2) (3) (5)
Non-executive Director
Johannesburg, South Africa
OFFICERS
M. Learmonth (4) (5) (6) (7)
Chief Executive Officer
Jersey, Channel Islands

C.O. Goodburn (5) (6)
Chief Financial Officer
Johannesburg, South Africa

A. Chester (6) (7)
General Counsel, Company Secretary and Head of
Risk and Compliance
Jersey, Channel Islands

J. Mufara (4) (5) (6)
Chief Operating Officer
Johannesburg, South Africa

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Nomination and Corporate Governance Committee

(4) Technical Committee
(5) Strategic Planning Committee
(6) Disclosure Committee
(7) ESG Committee

29

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at August 12, 2024

CORPORATE OFFICES
Jersey
Head and Registered Office
Caledonia Mining Corporation Plc
B006 Millais House
Castle Quay
St Helier
Jersey JE2 3NF

South Africa
Caledonia Mining South Africa Proprietary Limited
No. 1 Quadrum Office Park
Constantia Boulevard
Floracliffe
South Africa

Zimbabwe
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277
Causeway, Harare
Zimbabwe

Capitalisation (August 12, 2024)
Authorised:	Unlimited
Shares, Warrants and Options Issued:
Shares:	19,199,860
Options:	15,000

SHARE TRADING SYMBOLS
NYSE American - Symbol “CMCL”
AIM - Symbol “CMCL”
VFEX - Symbol “CMCL”

BANKER
Barclays
Level 11
1 Churchill Place
Canary Wharf
London E14 5HP

NOMINATED ADVISOR
Cavendish Securities PLC
One Bartholomew Close
London
EC1A 7BL
Tel: +44 20 7220 0500

MEDIA AND INVESTOR RELATIONS
BlytheRay Communications
4-5 Castle Court
London EC3V 9DL
Tel: +44 20 7138 3204
SOLICITORS
Mourant Ozannes (Jersey)
22 Grenville Street
St Helier
Jersey
Channel Islands

Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4
Canada

Memery Crystal LLP (United Kingdom)
165 Fleet Street
London EC4A 2DY
United Kingdom

Dorsey & Whitney LLP (US)
TD Canada Trust Tower
Brookfield Place
161 Bay Street
Suite 4310
Toronto, Ontario
M5J 2S1
Canada

Gill, Godlonton and Gerrans (Zimbabwe)
Beverley Court
100 Nelson Mandela Avenue
Harare, Zimbabwe

Bowman Gilfillan Inc (South Africa)
11 Alice Lane
Sandton
Johannesburg
2196

AUDITOR
BDO South Africa Incorporated
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Tel: +27(0)10 590 7200

REGISTRAR AND TRANSFER AGENT
Computershare
150 Royall Street,
Canton,
Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

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